                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2008



                           PETROCHINA COMPANY LIMITED


                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F X   Form 40-F
              ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-        )
                                                  -------

     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's circular with respect to its proposed issue of domestic corporate bonds in the PRC.

     This circular contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties.

     These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in these forward-looking statements as a result of a number of factors, including, without limitation:

     - fluctuations in crude oil and natural gas prices;

     - failure to achieve continued exploration success;

     - failure or delay in achieving production from development projects;

     - failure to complete the proposed acquisition of certain overseas assets as planned;

     - change in demand for competing fuels in the target market;

     - continued availability of capital and financing;

     - general economic, market and business conditions;

     - changes in policies, laws or regulations of the PRC and other jurisdictions in which the Registrant and its subsidiaries conduct business; and

     - other factors beyond the Registrant's control.

     We do not intend to update or otherwise revise the forward-looking statements in this circular, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this circular might not occur in the way we expect, or at all.

     You should not place undue reliance on any of these forward-looking statements.

        THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

IF YOU ARE IN ANY DOUBT as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.


IF YOU HAVE SOLD OR TRANSFERRED all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.


The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



                                 [COMPANY LOGO]

                             [CHINESE COMPANY NAME]

                           PETROCHINA COMPANY LIMITED

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

              PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS IN THE PRC


IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING THE PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTION TO BE TABLED AT THE EXTRAORDINARY GENERAL MEETING.


A notice convening the EGM to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 31 July 2008 at 9 a.m. is set out on pages 6 to 7 of this circular. A form of proxy for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.


                                                                    12 June 2008

                               TABLE OF CONTENTS


                                                                            Page

DEFINITIONS ...................................................................1

LETTER FROM THE BOARD..........................................................2

NOTICE OF EXTRAORDINARY GENERAL MEETING........................................6



                                      --i--

                                  DEFINITIONS


     In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"A Share(s)"                                the domestic shares issued by the
                                            Company to domestic investors and
                                            denominated in Renminbi

"ADS(s)" the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

"Articles of Association"                   the articles of association of the
                                            Company

"Board"                                     the board of Directors of the
                                            Company

"Bond Issue"                                the proposed issue of Domestic
                                            Corporate Bonds by the Company

"Company"                                   [CHINESE COMPANY NAME] (PetroChina
                                            Company  Limited), a  joint stock
                                            company  limited  by  shares
                                            incorporated  in  the PRC  on  5
                                            November 1999 under the PRC Company
                                            Law, the H Shares of which are
                                            listed on the Stock Exchange with
                                            ADSs listed on the New York Stock
                                            Exchange and the A Shares are listed
                                            on the Shanghai Stock Exchange

"CSRC"                                      China Securities Regulatory
                                            Commission

"Director(s)"                               the director(s) of the Company

"Domestic                                   Corporate Bonds" domestic corporate
                                            bonds of not more than RMB60 billion
                                            in principal amount proposed to be
                                            issued by the Company

"EGM" the extraordinary general meeting of the Company to be held on 31 July 2008 at Beijing Oriental Bay International Hotel, 26 Anwai
                                            Xibinhe Road, Dongcheng District,
                                            Beijing, the PRC at 9 a.m.

"EGM Notice"                                the notice of the EGM as set out on
                                            pages 6 to 7 of this circular

"H Share(s)"                                the overseas-listed foreign share(s)
                                            in the Company's share capital, with
                                            a nominal value of RMB1.00 each,
                                            which are listed on the Stock
                                            Exchange and subscribed for in Hong
                                            Kong dollars, and which include the
                                            H Share(s) and the underlying ADS(s)

"Hong Kong"                                 the Hong Kong Special Administrative
                                            Region of the PRC

"PRC" the People's Republic of China excluding, for the purposes of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

"RMB"                                       Renminbi yuan, the lawful currency
                                            of the PRC

"Shareholder(s)"                            holder(s) of Shares of the Company

"Share(s)"                                  shares of the Company, including the
                                            A Share(s) and the H Share(s)

"Stock Exchange"                            The Stock Exchange of Hong Kong
                                            Limited



                                     --1--

                              LETTER FROM THE BOARD


                                 [COMPANY LOGO]

                             [CHINESE COMPANY NAME]

                           PETROCHINA COMPANY LIMITED

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)


BOARD OF DIRECTORS:                                           LEGAL ADDRESS:
Mr Jiang Jiemin (Chairman)                                    World Tower
Mr Zhou Jiping (Vice Chairman)                                16 Andelu
Mr Wang Yilin                                                 Dongcheng District
Mr Zeng Yukang                                                Beijing 100011
Mr Wang Fucheng                                               PRC
Mr Li Xinhua
Mr Liao Yongyuan
Mr Wang Guoliang
Mr Jiang Fan
Mr Chee-Chen Tung*
Mr Liu Hongru*
Mr Franco Bernabe*
Mr Li Yongwu*
Mr Cui Junhui*

* Independent non-executive Directors
                                                                    12 June 2008


To the Shareholders

Dear Sirs


              PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS IN THE PRC
INTRODUCTION

     On 10 June 2008, the Board resolved to seek shareholders' approval for the proposed issue of the Domestic Corporate Bonds in the PRC at the EGM to be convened on Thursday, 31 July 2008. This circular is to provide you with information regarding the proposed issue of the Domestic Corporate Bonds in order to allow you to make an informed decision on voting in respect of the resolution to be proposed at the EGM.

PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS IN THE PRC

1. BACKGROUND

     During the "Eleventh Five-Year Plan", the Company has increased capital needs due to factors including relatively large amount of capital expenditure on investment in projects, significant increase in special levy on domestic crude oil sales as a result of soaring crude oil prices and the under-pricing of domestic refined product prices. To satisfy the operational needs of the Company, further improve its debt structure, reduce the financing costs and supplement the working capital of the Company, the Board announced that on 10 June 2008, it resolved to submit to Shareholders for consideration and approval the proposed issue of the Domestic Corporate Bonds with an aggregate principal amount of not more than RMB60 billion in one or more tranches at the EGM to be held on 31 July 2008. The Domestic Corporate Bonds are not convertible or exchangeable into Shares.



                                     --2--

                              LETTER FROM THE BOARD


     According to the Company Law of the PRC and the Articles of Association, the Bond Issue is subject to the approval of shareholders (including holders of H Shares and A Shares).

     After approval of the Shareholders is obtained, the Bond Issue will still require final approval from the CSRC. The timing of the Bond Issue will depend on the timing of the approval and the conditions of the bond market of the PRC.

2. PROPOSED ISSUE OF DOMESTIC CORPORATE BONDS

     The proposed arrangements for the Bond Issue are as follows (such arrangements are subject to the approval of the CSRC and the conditions of the PRC bond market):

(1) Issuer:                PetroChina Company Limited

(2) Place of Issue:        People's Republic of China

(3) Size of the Bond       The aggregate principal amount of the Domestic
    Issue:                 Corporate Bonds shall not be more than RMB60 billion.

(4) Arrangement for the    The Bond Issue shall be placed to the holders of A
    Bond Issue to the      Shares. Subject to the granting of authorization to
    shareholders of A      the Board by the Shareholders, the specific terms and
    Shares:                conditions of the Bond Issue (including whether such
                           issuance will be made by way of placing and the proportion of placing) will be determined by the Board after taking into account of the market conditions prior to the issuance and the specific terms and conditions of the Bond Issue.

(5) Duration of the        The duration of the Domestic Corporate Bonds shall be
    Domestic Corporate     not more than 15 years. The Domestic Corporate Bonds
    Bonds:                 may be issued under a single category or mixed
                           categories with different maturities. Subject to the granting of authorization to the Board by the Shareholders, the maturity and the size of each category of the Domestic Corporate Bonds shall be determined by the Board in accordance with the relevant requirements and the market conditions.

(6) Use of proceeds:       The proceeds of the Bond Issue shall be used to
                           satisfy the demand for mid-term and long-term capital requirements of the Company, further improve its debt structure, supplement the working capital of the Company, and/or investment in projects such as the Second West-East Gas Pipeline project. Subject to the granting of authorization to the Board by the Shareholders, the specific use of proceeds shall be determined by the Board in accordance with the capital needs of the Company.

(7) Listing of the         Subject to the satisfaction of the listing
    Domestic Corporate     requirements, application for listing of the
    Bonds:                 Domestic Corporate Bonds on the domestic stock
                           exchange(s) as approved by the relevant PRC regulatory authorities shall be made.

(8) Term of validity of    The authority granted to the Board by way of special
    the resolution:        resolution passed at the shareholders meeting with
                           regard to the proposed issue of the Domestic
                           Corporate Bonds will expire two years after the date of the passing of such resolution.

3. GRANTING OF AUTHORISATION TO THE BOARD TO DEAL WITH MATTERS RELATING TO THE BOND ISSUE

     To ensure the smooth issue of the proposed Domestic Corporate Bonds and according to the relevant provision of the "Tentative Methods on Issue of Corporate Bonds" promulgated by the CSRC, it is proposed that the Board be authorised by the Shareholders at the EGM generally and unconditionally and when items (a) to (f) below have been approved and authorised by the Shareholders at the EGM, the Board shall further authorise the Chief Financial Officer of the Company, Mr. Zhou Mingchun, taking in account the specific needs of the Company and other market conditions, to do the following:

     a) to confirm the category, specific terms, conditions and other matters of the Bond Issue, including but not limited to all matters related to the Bond Issue, such as the issue size, actual sum, maturity, issue



                                     --3--

                              LETTER FROM THE BOARD

          prices, coupon rates or method of determination, timing of issuance, whether to issue in tranches and the number of tranches, whether any terms for repurchase and redemption will be in place, rating arrangements, security matters, duration of repayment of the principal and the interests, use of proceeds as approved by the shareholders' meeting, specific placing arrangements etc.;

     b) to perform all necessary and ancillary actions with respect to the Bond Issue, including but not limited to the appointment of intermediaries, to determine underwriting arrangements and submit applications to the relevant regulatory authorities for approval of the Bond Issue, to engage entrusted manager for the Bond Issue, to execute the agreement for entrusted management and formulate rules for the meetings of bondholders, to deal with other issues related with the issuance and the turnover;

     c) to take all necessary actions in relation to the Bond Issue, including but not limited to execute all necessary contracts, agreements and documents and make disclosure of relevant information pursuant to applicable regulatory requirements, and to approve, confirm and ratify such actions and steps undertaken by the Board or any authorized director in relation to the Bond Issue;

     d) to make corresponding changes to the specific plan of the Bond Issue based on opinions of the regulatory authorities when there is any change to the policies on the issuance of bonds or market conditions, save for issues which are subject to further approval at shareholders' meeting as required by the relevant laws, regulations and Articles of Association;

     e) to deal with any matters relating to the Bond Issue and the listing of the Domestic Corporate Bonds;

     f) if the Company expects it may fail to pay the principal and coupon interests of the Domestic Corporate Bonds on schedule or fails to pay the principal and coupon interests on a due date during the subsistence of the Domestic Corporate Bonds, to authorize the Board to determine not to distribute dividends to the Shareholders in accordance with relevant protection measures for repayment of debts as required under the relevant laws and regulations.

RECOMMENDATIONS

     The directors (including the independent non-executive directors) consider that the proposed issue of the Domestic Corporate Bonds are in the interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolution set out in the EGM Notice.

EXTRAORDINARY GENERAL MEETING

     An EGM will be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on Thursday, 31 July 2008 at 9 a.m. to approve the proposed issue of the Domestic Corporate Bonds by special resolution. The EGM Notice is set out in pages 6 to 7 of this circular.

     A form of proxy and the reply slip for use at the EGM are enclosed with this circular. Whether or not you are able to attend the EGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, this form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 1521, World Tower, 16 Andelu, Dongcheng District, Beijing, PRC (Postal code: 100011) not less than 24 hours before the time appointed for the EGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 46/F Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

     Holders of A Shares and H Shares whose names appear on the register of members of the Company at the close of business on 22 July 2008 (Tuesday) are entitled to attend the EGM. The register of members of H Shares of the Company will be closed from 2 July 2008 (Wednesday) to 31 July 2008 (Thursday) (both days inclusive), during which period no share transfer of H Shares will be registered.



                                      --4--

                              LETTER FROM THE BOARD

     The Articles of Association provide that Shareholders who intend to attend the EGM shall lodge a written reply to the Company 20 days before the date of the EGM (the "Reply Date"). In case the written replies received by the Company from the Shareholders indicating their intention to attend the EGM represent less than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the EGM and the date and venue of the EGM by way of announcement. The EGM may be convened after the publication of such announcement.

     You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the EGM. Completion and return of the form of proxy will not preclude you from attending and voting at the EGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

PROCEDURES FOR DEMANDING A POLL

     In accordance with the Articles of Association, the vote of a general meeting of the Company shall be taken on a show of hands unless a request for a voting by poll is made by the following person(s) before or after a voting by a show of hands:

     (1) the chairman of the meeting;

     (2) at least two Shareholders with voting rights or their proxies;

     (3) a Shareholder or Shareholders (including his or their proxies) who solely or jointly hold(s) 10% or more of the Shares with rights to vote at the meeting.

     Unless a request for a voting by poll has been made, the chairman of the meeting shall, based on the results of the voting by a show of hands, announce the results of voting on a resolution and enter the same in the minutes of the meeting.

                                                           Yours faithfully,
                                                         By Order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                             JIANG JIEMIN
                                                               Chairman



                                      --5--

                    NOTICE OF EXTRAORDINARY GENERAL MEETING


                                 [COMPANY LOGO]

                             [CHINESE COMPANY NAME]

                           PETROCHINA COMPANY LIMITED

               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                (STOCK CODE: 857)

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

     NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of PetroChina Company Limited (the "Company") will be held at 9 a.m. on 31 July 2008 (Thursday) at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matter by way of special resolution:

     "To review and approve the resolution regarding the issue of domestic corporate bonds in principal amount not exceeding RMB60 billion within 2 years after the date of such resolution passed at the extraordinary general meeting of the Company and to authorise the Board of Directors to deal with all matters in connection with the issue of domestic corporate bonds. (Please refer to the circular for details.)"

                                                        By Order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                             LI HUAIQI
                                                        Secretary to the Board

12 June 2008



                                      --6--

                    NOTICE OF EXTRAORDINARY GENERAL MEETING


NOTES:

1. The register of members of H Shares of the Company will be closed from 2 July 2008 (Wednesday) to 31 July 2008 (Thursday) (both days inclusive), during which time no share transfers of H Shares will be effected. Holders of the Company's A Shares and H Shares whose names appear on the register of members of the Company at the close of business on 22 July 2008 (Tuesday) are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

     The address of the share registrar of the Company's H Shares is:

     Hong Kong Registrars Limited
     Rooms 1712-1716,
     17/F Hopewell Centre,
     183 Queen's Road East,
     Hong Kong

2. Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his behalf at this extraordinary general meeting. A proxy need not be a Shareholder.

3. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong) within the same period.

5. Shareholders who intend to attend this EGM in person or by proxy should return the reply slip accompanying each notice of EGM to the Secretariat of the Board of Directors on or before 11 July 2008 (Friday) by hand, by post or by fax.

6. This EGM is expected to last for half a day. Shareholders (in person or by proxy) attending this EGM are responsible for their own transportation and accommodation expenses.

7.   The address of the Secretariat of the Board of Directors is as follows:

     Room 1521, World Tower
     16 Andelu, Dongcheng District,
     Beijing, PRC
     Postal code: 100011
     Contact person: Li Huaiqi
     Tel: (8610) 8488 6270
     Fax: (8610) 8488 6260

8. As at the date of this notice, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.



                                      --7--

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this circular to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            PetroChina Company Limited


Dated: June 13, 2008                        By:    /s/ Li Huaiqi
                                                  ------------------
                                            Name:  Li Huaiqi
                                            Title: Company Secretary